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CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

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November 26, 2013

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tarena International, Inc.

Confidential Submission of Draft Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of our client, Tarena International, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit a draft registration statement on Form F-1 relating to a proposed initial public offering of the Company’s Class A ordinary shares to be represented by American depositary shares in the United States (the “Draft Registration Statement”) and the related exhibit via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements of the Company

The Company has included in this submission its audited consolidated financial statements as of and for the years ended December 31, 2011 and 2012, and unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2013 and comparable financial information for the same period in 2012.

As an “Emerging Growth Company” as defined in the JOBS Act, the Company has included selected financial information as of and for the two years ended December 31, 2011 and 2012 as well as selected financial information as of and for the nine months ended September 30, 2013 and comparable financial information for the same period in 2012, and omitted the selected financial information as of and for the years ended December 31, 2008, 2009 and 2010.

* * *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen (SGP), Francis Duan, by telephone at +86-10-8508-7802, or by email at francis.duan@kpmg.com, or the filing review partner at KPMG Huazhen (SGP), David Kong, by telephone at 86-10-8508-7033, or by email at david.kong@kpmg.com. KPMG Huazhen (SGP) is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Shaoyun Han, Chairman and Chief Executive Officer, Tarena International, Inc.

Suhai Ji, Chief Financial Officer, Tarena International, Inc.

David Kong, KPMG Huazhen (SGP)

Francis Duan, KPMG Huazhen (SGP)

David Roberts, O’Melveny & Myers LLP

Ke Geng, O’Melveny & Myers LLP